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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

November 7, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”) (File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Thank you for your telephonic comments received on August 12, 2014 regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors ChinaAMC China Bond ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on July 3, 2014. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be incorporated into the Fund’s Final Prospectus in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.	Please confirm that the fee waiver will be in place for at least one year and that the Adviser cannot recoup fees or expenses reimbursed.

Response 1.	We hereby confirm that the expense limitation will continue for a period of at least one year from the date of the Fund’s prospectus and have revised the disclosure accordingly. The Adviser cannot recoup fees or expenses reimbursed.

Comment 2.	Please discuss supplementally whether there are any potential issues that may interfere with the Board of Trustees’ (the “Board”) ability to objectively analyze the performance of China Asset Management (Hong Kong) Limited (the “Sub-Adviser”). For example, there are relatively few investment managers that have been approved as a Renminbi Qualified Foreign Institutional Investor (“RQFII”) and offer subadvisory services to U.S. registered investment companies. Please discuss whether the Board would be more willing to retain the services of the Sub-Adviser in the event of non-performance or a breach of the investment sub-advisory agreement (the “Sub-Advisory Agreement”) due to its inability to hire a suitable replacement.

Response 2.	We do not believe that the limited number of advisers that have been approved as an RQFII that could serve as a sub-adviser to the Fund prevents the Board from meeting its obligations under Section 15 of the Investment Company Act of 1940, as amended. In the event that a sub-adviser to the Fund breaches its sub-advisory agreement with the Fund or fails to perform under that agreement, the Board would take the action it determines in its discretion is in the best interest of the Fund irrespective of the number of potential sub-advisers available to provide services to the Fund. The registrant also respectfully refers the Staff to the disclosure in the section of the Prospectus entitled “Risk of the RQFII Regime and the Fund’s Principal Investment Strategy” beginning on pages 6 and 20 of the Prospectus.

Comment 3.	Please confirm that the Fund’s investments in instruments, such as derivatives, or other investment companies whose return is based on the return of RMB Bonds are consistent with the Trust’s exemptive order (by confirming that the Fund’s investments in such instruments or investment companies will not count towards its 80% policy).

Response 3.	We hereby confirm that the Fund’s investments in instruments, such as derivatives, or other investment companies will not count towards the requirement that the Fund normally invests at least 80% of its total assets in securities that comprise the Fund’s benchmark index.

Comment 4.	Please consider whether the risk factor entitled the “Risk of the RQFII Regime and the Fund’s Principal Investment Strategy” is unnecessarily long or complex for the Summary Information section of the Fund’s Prospectus.

Response 4.	We respectfully acknowledge your comment; however, we believe the current risk disclosure is appropriate for the Summary Information section of the Fund’s Prospectus.

Comment 5.	To the extent that the Fund is expected to write total return swaps, please discuss and add appropriate risk disclosure to the Fund’s Prospectus.

Response 5.	We hereby confirm that the Fund does not expect to write total return swaps.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Joseph McClain at (212) 698-3868 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
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